As filed with the Securities and Exchange Commission on July 18, 2017.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Advent/Claymore Enhanced Growth & Income Fund

(Name of Subject Company (issuer))

Advent/Claymore Enhanced Growth & Income Fund

(Name of Filing Person (offeror))

Common shares of beneficial interest,
par value $0.001 per share

(Title of Class of Securities)

00765E104

(CUSIP Number of Class of Securities)

Edward C. Delk, Secretary
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
New York, New York 10020
(212) 482-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$40,466,150.75(a)	$4,690.03(b)

(a)
Calculated as the aggregate maximum purchase price to be paid for Shares in the offer to purchase up to 4,420,984 common shares based upon a price of $9.1532 (98% the net asset value per share on July 12, 2017).

(b)     Calculated at $115.90 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $4,690.03
Form or Registration No.:     SC-TO-I
Filing Party:     Advent/Claymore Enhanced Growth & Income Fund
Date Filed:     June 13, 2017

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐     third party tender offer subject to Rule 14d-1

☒     issuer tender offer subject to Rule 13e-4

☐     going-private transaction subject to Rule 13e-3

☐     amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 13, 2017 by Advent/Claymore Enhanced Growth & Income Fund, a Delaware statutory trust (the “Fund”), in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 4,420,984 (approximately 32.5%) of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase, dated June 12, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m. Eastern time, July 11, 2017.

2.
7,334,932 Common Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 4,420,984 of those Common Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.	The Common Shares were repurchased at a price of $9.1532.

Except as specifically provided herein, the information contained in the Statement, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, the Offer to Purchase or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advent/Claymore Enhanced Growth & Income Fund

By:     /s/ Edward C. Delk_
Name: Edward C. Delk
Title: Secretary

Dated:     July 17, 2017

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated June 12, 2017 (incorporated by reference to the Schedule TO-I filed by the Fund with the U.S. Securities and Exchange Commission (“SEC”) on June 13, 2017)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(1)(iv)	Form of Withdrawal Notice (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(5)(i)	Press release issued on July 22, 2016 (incorporated by reference to the Schedule TO-C filed by the Fund with the SEC on May 1, 2017)

(a)(5)(ii)	Press release issued on May 1, 2017 (incorporated by reference to the Schedule TO-C filed by the Fund with the SEC on May 1, 2017)

(a)(5)(iii)	Press release issued on May 12, 2017 (incorporated by reference to the Schedule TO-C filed by the Fund with the SEC on May 15, 2017)

(a)(5)(iv)	Press release issued on June 12, 2017 (incorporated by reference to the Schedule TO-I filed by the Fund with the SEC on June 13, 2017)

(a)(5)(v)	Press release issued on July 11, 2017 (filed herewith)

(a)(5)(vi)	Press release issued on July 17, 2017 (filed herewith)

(d)(1)(i)
Agreement, dated July 22, 2016, by and among Arthur D. Lipson, Robert Ferguson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Benchmark Plus Institutional Partners L.L.C. and Benchmark Plus Management, L.L.C., and all of their respective directors, officers and Affiliates (as defined therein) and Advent Claymore Convertible Securities and Income Fund, Advent Claymore Convertible Securities and Income Fund II and the Fund (the “Western Agreement”) (incorporated by reference to Exhibit 99.1 to Amendment No. 4 to the Schedule 13D filed by Western Investment LLC with the SEC on July 25, 2016)

(d)(1)(ii)
Amendment No. 1, dated May 12, 2017, to the Western Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Schedule 13D filed by Western Investment LLC with the SEC on May 15, 2017)

(d)(2)(i)
Agreement, dated April 28, 2017, by and among Saba Capital Management, L.P. and Advent/Claymore Enhanced Growth & Income Fund (the “Saba Agreement”) (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Saba Capital Management, L.P. with the SEC on May 2, 2017)

(d)(2)(ii)
Amendment No. 1, dated May 12, 2017, to the Saba Agreement (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by Saba Capital Management, L.P. with the SEC on May 15, 2017)